

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2008

<u>Via U.S. mail and facsimile</u>

Kevan Casey, Chief Executive Officer
Striker Oil & Gas, Inc.
5075 Westheimer Road, Suite 975
Houston, TX   77056

      Re: Striker Oil & Gas, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed November 26, 2008
             File No. 0-10351

Dear Mr. Casey:

We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

             Sincerely,

             Anne Nguyen Parker
             Branch Chief

Cc: J. Madison

     <u>Via facsimile</u>
     Thomas C. Pritchard
     (713) 209-2922